UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Digital World Acquisition Corp.

(Name of Issuer)
Class A common stock, par value $0.0001 per share

(Title of Class of Securities)
25400Q204

(CUSIP Number)

October 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25400Q204	SCHEDULE 13G/A	Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS Lighthouse Investment Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 62,326
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 62,326
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,326
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.22%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 25400Q204	SCHEDULE 13G/A	Page 3 of 11 Pages

1		NAME OF REPORTING PERSONS MAP 136 Segregated Portfolio, a segregated portfolio of LMA SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 62,326
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 62,326
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,326
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.22%
12		TYPE OF REPORTING PERSON FI

CUSIP No. 25400Q204	SCHEDULE 13G/A	Page 4 of 11 Pages

1		NAME OF REPORTING PERSONS MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON FI

CUSIP No. 25400Q204	SCHEDULE 13G/A	Page 5 of 11 Pages

1		NAME OF REPORTING PERSONS LHP Ireland Fund Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON FI

CUSIP No. 25400Q204	SCHEDULE 13G/A	Page 6 of 11 Pages

1		NAME OF REPORTING PERSONS MAP 501, a sub-trust of LMA Ireland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON FI

CUSIP No. 25400Q204	SCHEDULE 13G/A	Page 7 of 11 Pages

Item 1.	(a) Name of Issuer

Digital World Acquisition Corp.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

78 SW 7th Street

Miami, Florida 33130

Item 2.	(a) Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i) Lighthouse Investment Partners, LLC (“Lighthouse”)

ii) MAP 136 Segregated Portfolio, a segregated portfolio of LMA SPC (“MAP 136”)

iii) MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC (“MAP 214”)

iv) LHP Ireland Fund Management Limited (“LHP Ireland”)

v) MAP 501, a sub-trust of LMA Ireland (“MAP 501”)

This Statement relates to the Issuer’s shares of common stock (“Shares”) directly beneficially owned by MAP 214, and MAP 136. Lighthouse serves as the investment manager of MAP 214 and MAP 136. LHP Ireland serves as the manager to MAP 501. Because Lighthouse and LHP Ireland may be deemed to control MAP 214, MAP 136 and MAP 501, as applicable, Lighthouse and LHP Ireland may be deemed to beneficially own, and to have the power to vote or direct the vote of, and the power to direct the disposition of the Issuer’s Shares reported herein.

Address of Principal Business Office:

3801 PGA Boulevard, Suite 500, Palm Beach Gardens, FL 33410

32 Molesworth Street, Dublin, D02 Y512, Ireland

Citizenship:

Each of MAP 214 and MAP 136 are segregated portfolios of LMA SPC, a Cayman Islands segregated portfolio company. MAP 501 is a sub-trust of an Ireland umbrella unit trust. Lighthouse is a Delaware limited liability company. LHP Ireland is an Ireland limited company.

Item 2.	(d) Title of Class of Securities

Class A common stock, par value $0.0001 per share

Item 2.	(e) CUSIP No.:

25400Q204

CUSIP No. 25400Q204	SCHEDULE 13G/A	Page 8 of 11 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 25400Q204	SCHEDULE 13G/A	Page 9 of 11 Pages

Item 4. Ownership

(a)	Amount Beneficially Owned: As of October 31, 2021, each of the Reporting Persons may be deemed the beneficial owner of 62,326 Shares.

(b)	Percent of Class: As of October 31, 2021, Lighthouse and MAP 136 may be deemed the beneficial owner of approximately 0.22% of Shares outstanding.

(c)	Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 62,326.

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of 62,326.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the face that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 25400Q204	SCHEDULE 13G/A	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2021

Lighthouse Investment Partners, LLC

By:	/s/ J. Scott Perkins
J. Scott Perkins , Authorized Signatory

MAP 136 Segregated Portfolio, a segregated portfolio of LMA SPC

By:	/s/ J. Scott Perkins
J. Scott Perkins , Authorized Signatory

MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC

By:	/s/ J. Scott Perkins
J. Scott Perkins , Authorized Signatory

LHP Ireland Fund Management Limited

By:	/s/ J. Scott Perkins
J. Scott Perkins , Authorized Signatory

MAP 501, a sub-trust of LMA Ireland

By:	/s/ J. Scott Perkins
J. Scott Perkins , Authorized Signatory

CUSIP No. 25400Q204	SCHEDULE 13G/A	Page 11 of 11 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: November 10, 2021

Lighthouse Investment Partners, LLC

By:	/s/ J. Scott Perkins
J. Scott Perkins , Authorized Signatory

MAP 136 Segregated Portfolio, a segregated portfolio of LMA SPC

By:	/s/ J. Scott Perkins
J. Scott Perkins , Authorized Signatory

MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC

By:	/s/ J. Scott Perkins
J. Scott Perkins , Authorized Signatory

LHP Ireland Fund Management Limited

By:	/s/ J. Scott Perkins
J. Scott Perkins , Authorized Signatory

MAP 501, a sub-trust of LMA Ireland

By:	/s/ J. Scott Perkins
J. Scott Perkins , Authorized Signatory